Mail Stop 4720

March 30, 2010

Lei Liu
Chief Executive Officer
China Jo-Jo Drugstores, Inc.
c/o
Val-U-Corp Services, Inc.
1802 North Carson Street, Suite 108
Carson City, NV 89701

> **Re: China Jo-Jo Drugstores, Inc.**
> **Registration Statement on Form S-1/A**
> **Filed March 23, 2010**
> **File No. 333-163879**

Dear Mr. Liu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1/A

Dilution, page 31

1. Please revise the assumed offering price used in your dilution disclosure to equal the mid range of $6.00 per share consistent with disclosure in other sections of the filing or explain to us how using an assumed price of $5.00 per share, the low end of the range, is appropriate. Also, footnote one to the dilution table appears to disclose that the offering price is to give the most dilutive effect to our existing investors. This statement appears to be inconsistent with Item 506 of Regulation S-K to disclose "the amount of the immediate dilution from the public offering price which will be absorbed by such purchasers", i.e. new investors. Please revise this disclosure to be consistent with Item 506 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Result of Operations

Liquidity

Nine Month Period Ended December 31, 2009, page 38

2. Your explanation for the change in cash flows from operating activities appears to state there was a decrease in cash flows when compared the nine month period ending December 31, 2008.   Please revise your disclosure to explain the increase in cash flows from operating during the nine month period ended December 31, 2009.

Market for Common Equity and Related Stockholder Matters, page 64

3. Please revise the amounts under the column titled "Low" contains the low bid price information for your common stock for each quarter in 2008. It appears the low bid price information is under the "High" column and the high bid prices are under the "Low" column.

4. Please disclose the high and low sales prices of your equity for the quarter period ending March 31, 2008 in accordance with Item 11(d) of Form S-1.

Consolidated Financial Statements for the Interim Period Ending December 31, 2009

General

5. Your disclosure states the 1:2 reverse stock split will be effected prior to the effectiveness of the registration statement. As such please revise your financial statements to present the 1:2 reverse stock split and reduction of authorized shares retroactively for all periods presented in a pre-effective amendment.

Note 6 – Other Assets, page F-13

6. Please clarify your disclosures, and explain to us, why you believe the "lease rights transfer fees" is "not substantively different from the activities involved in lending arrangements" and why these fees should be amortized over the term of the lease. Explain to us why these fees are not a prepaid expense or a deposit that should be expensed upon consummation of the lease. Please cite authoritative guidance to support your accounting.

Consolidated Financial Statements for the Years Ended March 31, 2009 and 2008

Notes to Consolidated Financial Statements

Note 1 - Description of Business and Organization, page F-22

7. Refer to your response to prior comment 10 that "We determined that common control exists among the 3 HJ Group companies based upon the guidance in paragraph 3, c of EITF 02-5 which indicates that common control would exist if, a group of shareholders holds more than 50 percent of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities' shares in concert exists." Please expand your disclosure to state this fact and identify the agreement that provides written evidence that the three shareholders agreed to vote a majority of the entities' shares in concert. Revise your disclosure on pages F-7 and F-26 to clarify that common control is achieved by this agreement, as appropriate.

General

8. Please file a Form 10-K for the year ended July 31, 2009 within ten business days or before any requested effective date of the registration statement, whichever is earlier. This Form was still required to be filed within 90 days of July 31, 2009 despite the subsequent election to change fiscal year ends. The Form 10-K should meet all the item requirements of Form 10-K including the requirement to include audited financial statements of the registrant as of and for the periods specified by Regulation S-X as indicated in Item 8 of From 10-K. Please note that your registration statement will not be declared effective until you have filed this Form 10-K.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Allen at (202) 551-3652 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Nandini Acharya at (202) 551-3495 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Kevin K. Leung, Esq.
        Francis Y.L. Chen, Esq.
        Richardson & Patel LLP
        10900 Wilshire Boulevard, Suite 500
        Los Angeles, CA 90024